DENTSPLY International Inc.
Computation of Ratios of Earnings to Fixed Charges
Exhibit 12.1

(in thousands except ratios)	Year Ended December 31,
	2011	2010	2009	2008	2007
Consolidated Earnings:
Pre-tax income from continuing operations	$256,111	$357,656	$363,356	$354,873	$358,192
before adjustment for income or loss from
equity interests

Add fixed charges computed below	66,761	37,171	33,210	43,409	33,195

Net adjustments for capitalized interest	52	43	45	43	—

Consolidated Earnings Available for Fixed Charges	$322,924	$394,870	$396,612	$398,325	$391,387

Consolidated Fixed Charges:

Interest expense per financial statements	$43,814	$25,089	$21,896	$32,527	$23,783

Interest expense - capitalized	132	22	137	685	—

Amortization of deferred financing	8,023	428	443	364	279

Interest portion of rental expense	14,792	11,633	10,733	9,833	9,133

Consolidated Fixed Charges	$66,761	$37,171	$33,210	$43,409	$33,195

Consolidated Ratio of Earnings to Fixed Charges	4.84	10.62	11.94	9.18	11.79